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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*


                          North American Vaccine, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

      Charles-A. Tessier, Vice-President, Legal Affairs and General Counsel
               BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 17, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIOCHEM PHARMA INC.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Laval, Quebec, Canada
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                         7.       SOLE VOTING POWER
  NUMBER OF
    SHARES                        14,326,418
 BENEFICIALLY            -------------------------------------------------------
   OWNED BY              8.       SHARED VOTING POWER
    EACH
  REPORTING                       N/A
   PERSON                -------------------------------------------------------
    WITH                 9.       SOLE DISPOSITIVE POWER

                                  14,326,418
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  N/A
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,326,418
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40%
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14.      TYPE OF REPORTING PERSON*

         CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This amendment Number 11 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada, relating to the common stock, no par value per share, of North American Vaccine, Inc. (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D as amended. Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3.  Source and Amount of Funds or Other Consideration.

         No change from the Schedule 13D as originally filed and subsequently amended except as set forth below.

         BioChem currently holds 750,000 Warrants. BioChem has agreed that the Warrants will be terminated at the closing of the Arrangement (as defined below) in exchange for aggregate consideration of $1,396,875. Baxter International Inc. ("Baxter") has agreed to pay off any amounts outstanding under the Line of Credit and the Guarantee upon closing of the Arrangement.

Item 4.  Purpose of Transaction

                  On November 17, 1999, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Baxter and a newly formed Canadian subsidiary of Baxter providing for the acquisition by Baxter of all of the Company's outstanding Common Stock by means of an arrangement under
Section 192 of the Canada Business Corporation Act (the "Arrangement"). Upon closing of the Arrangement, each share of Common Stock will be exchanged for a fraction of a share of Baxter's common stock having a value of $6.97 plus a cash payment of $.03. The closing of the Arrangement by Baxter is subject to customary conditions, including certain regulatory approvals and the absence of a material adverse effect on the Company.

         In connection with the execution of the Share Exchange Agreement, BioChem entered into a Shareholder Agreement dated as of November 17, 1999 with Baxter and certain other shareholders of the Company (the "Shareholder Agreement"), pursuant to which it has agreed to vote its shares of the Common Stock in favor of the Arrangement. The terms of the Shareholder Agreement are described in Item 6 below.

         BioChem and Baxter have also entered into a Stock Purchase Agreement dated as of November 17, 1999 (the "Stock Purchase Agreement"), pursuant to which Baxter has agreed to purchase 714,286 shares of Common Stock (the "Divested Shares") from BioChem for $7.00 in cash per share, or an aggregate of $5,000,002. It is expected that the purchase and sale of the Divested Shares will be completed within two weeks of the date hereof.

         As more fully described in Item 6 below, BioChem has agreed to vote its shares of Common Stock in favor of the Arrangement. If the Arrangement does not occur, BioChem will reconsider its

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plans with respect to the Company. Such plans could include the sale of all or a portion of the securities issued by the Company which are currently held by BioChem, the purchase of all or a portion of the outstanding equity securities issued by the Company which are not currently held by BioChem or other strategic transactions involving the Company.

         Other than as stated above, BioChem has no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Schedule 13D. BioChem reserves the right to determine in the future whether to pursue any plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer.

         (a) After giving effect to the sale of the Divested Shares, BioChem will own 10,522,640 shares of the Company's Common Stock, 1,000,000 shares of the Company's Class A Preferred Stock and $9,000,000 principal amount of the Company's 4.5% convertible secured notes due 2003 (the "Notes"), which are convertible into the Company's Common Stock and will be repaid upon closing of the Arrangement. Accordingly, BioChem beneficially owns an aggregate amount of 14,326,418 of the Company's Common Stock representing 40% of the Company's Common Stock.

         (b) The amount disclosed includes 1,000,000 shares of the Company's Class A Preferred Stock which are convertible into 2,000,000 shares of the Company's Common Stock, 1,053,778 shares of the Company's Common Stock into which the Notes are currently convertible and 750,000 Warrant Shares.

         (c) Except as described in Item 6 below, BioChem has sole and exclusive voting and dispositive power with respect to all shares of the Company's Common Stock and Class A Preferred Stock which BioChem beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

         In order to induce Baxter to enter into the Share Exchange Agreement, BioChem, Frost-Nevada, Limited Partnership ("Frost LP"), IVAX Corporation ("IVAX") and Phillip Frost, M.D. ("Frost") have entered into the Shareholder Agreement with Baxter.

         Pursuant to the Shareholder Agreement, each of BioChem, Frost LP, IVAX and Frost has agreed to vote their shares of Common Stock in favor or the Arrangement. In addition, each of BioChem, Frost L.P., IVAX and Frost has agreed to timely deliver to Baxter a duly executed proxy (each a "Proxy") which Proxy will cover all shares of Common Stock owned by such shareholder and entitled to vote at each meeting of shareholders of the Company (including, without limitation, each written Consent in lieu of meeting) (the "Shares"). Each Proxy will serve to irrevocably appoint the members of the Board of Directors of Baxter to vote the Shares. Each Proxy

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and the Shareholder Agreement will terminate upon the earliest to occur of (i)
such date and time as the Arrangement shall become effective in accordance with terms and provisions of the Share Exchange Agreement, (ii) the date of termination of the Share Exchange Agreement, (iii) a material breach by Baxter of any agreement with such Party and (iv) May 31, 2000 (such earliest date, the "Expiration Date").

         Until the Expiration Date, the shareholder parties have agreed not to (and to use reasonable efforts to cause the Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by any of such shareholder parties, the Company or any of the same, not to, except to the extent otherwise permitted under the Share Exchange Agreement): (i) solicit, initiate or encourage (including by way of furnishing, or disclosing nonpublic information) any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to any shareholders of the Company) that constitutes or may reasonably be expected to lead to, any Company Competing Transaction (as such term is defined in the Share Exchange Agreement); or (ii) knowingly encourage or otherwise enter into or maintain or continue discussions or negotiate with any person with respect to such inquires or to obtain a Company Competing Transaction, or agree to or endorse any agreement, arrangement or understanding with respect to any Company Competing Transaction. In the event any of the shareholder parties become aware of any Company Competing Transaction subsequent to November 17, 1999, each of such shareholder parties has agreed to promptly inform Baxter as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such shareholder is a party or violating its fiduciary duties.

         The description of the agreements contained herein is not intended to be complete and is qualified in its entirety by reference to such agreements which are attached hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

      99.1. Stock Purchase Agreement dated November 17, 1999 between Baxter International Inc. and BioChem Pharma, Inc.

      99.2. Shareholder Agreement dated as of November 17, 1999 among Baxter International Inc., BioChem Pharma Inc., Phillip Frost, M.D., Frost-Nevada, Limited Partnership and IVAX Corporation.

      99.3.       Press release dated November 18, 1999.


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                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BIOCHEM PHARMA INC.



                                   By:      /s/ Charles-A. Tessier
                                            Charles-A. Tessier
                                            Vice-President, Legal Affairs and
                                            General Counsel


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                                  EXHIBIT INDEX


       99.1. Stock Purchase Agreement dated November 17, 1999 between Baxter International Inc. and BioChem Pharma, Inc.

       99.2. Shareholder Agreement dated as of November 17, 1999 among Baxter International Inc., BioChem Pharma Inc., Phillip Frost, M.D., Frost-Nevada, Limited Partnership and IVAX Corporation.

       99.3.      Press release dated November 18, 1999.





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